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                             November 10, 2022

       Massimo Barone
       Chief Executive Officer
       SmartCard Marketing Systems Inc.
       20C Trolley Square
       Wilmington, DE 19806

                                                        Re: SmartCard Marketing
Systems Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted November
1, 2022
                                                            CIK No. 0000900475

       Dear Massimo Barone:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted November 1, 2022

       XPay Worldwide Overview, page 13

   1. We note your response to comment 1 and revised disclosure. Please augment your introductory paragraph
before the table to explain what the table represents. As one example only, your new
disclosure states "The column on the right specifies the methods of contact for card
payments." However, reading the chart itself the second column seems to be a description of
each license/certification rather than a method of contact for card payments. Please also
draft your disclosure in a manner to avoid industry terms or jargon so a reader not
familiar with your industry can understand your disclosure such as your reference to "Terminal
Management Host Switch," which is not defined.
 Massimo Barone
FirstName
SmartCard LastNameMassimo   Barone
          Marketing Systems Inc.
Comapany 10,
November  NameSmartCard
              2022        Marketing Systems Inc.
November
Page 2    10, 2022 Page 2
FirstName LastName
General

2. We note you response to comment 3 and your disclosure of gross profit on page 84 and F-
         15. It appears that your gross profit is not computed with a fully-burdened cost of revenues. Please remove your disclosure of gross profit, or tell us why it is appropriate.
       You may contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Evan Costaldo, Esq.